March 29, 2019

Nathan Kivi
Manager and Chief Financial Officer
HCo Cape May LLC
2100 Powers Ferry Road S.E., Suite 370
Atlanta, Georgia 30339

       Re: HCo Cape May LLC
           Offering Statement on Form 1-A
           Filed March 4, 2019
           File No. 024-10953

Dear Mr. Kivi:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed March 4, 2019

General

1. We note on page 14 that "[t]he Company will conduct one or more closings on a rolling basis . . . ." Please revise to clarify your expectations, if any, with respect to the frequency
      of subsequent closings, and the level of discretion you have in determining the amount to be sold for each subsequent closing and the length of time a subscriber should expect to wait before receiving securities. Please also clarify whether a subscriber will have a right to the return of their funds after the minimum offering amount has been reached, but before a subsequent closing has been declared. Finally, please tell us how these closings are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.
2. Please be advised that you are responsible for considering each communication, including those made through HotelierCo's website, in light of the broad definition of an offer and ensuring that you have included all required legends and links to the offering circular pursuant to Rule 255.
 Nathan Kivi
FirstName May LLC
HCo Cape LastNameNathan Kivi
Comapany2019
March 29, NameHCo Cape May LLC
March 29, 2019 Page 2
Page 2
FirstName LastName
Cover Page

3. On the cover page, you state that the minimum offering amount is $13,900,000. However, on page 14 you state that "[t]here is no minimum number of Shares that needs to be sold in order for funds to be released to the Company and for this Offering to close . . . ."
         Please revise to address this apparent discrepancy.
4. We note your disclosure that North Capital Private Securities Corporation will act as escrow agent prior to the time that your minimum offering amount is met. Please explain to us how this arrangement is consistent with Exchange Act Rule
15c2-4.
5. We note your disclosure that you will engage North Capital Private Securities Corporation as a broker-dealer. However, on page 38 you state that "[t]he Company will not initially sell the Shares through commissioned broker-dealers." Please revise to address this apparent discrepancy.
Caution Regarding Forward-Looking Statements, page 8

6. Note that the safe harbor protections for forward-looking statements under the Private
         Securities Litigation Reform Act do not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See
         Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act
         of 1934. Please delete all references to the safe harbor provided by the Private Securities
         Litigation Reform Act throughout your offering document.
Offering Summary, page 12

7. We note your disclosure on page 12 that the shares being offered "have extremely limited voting rights." However, you state on page 14 and elsewhere that "the Shares have no voting rights." Please revise to resolve this apparent discrepancy. Dilution, page 35

8. We note from your disclosure on page 37 that Mr. Lukas and Mr. Celata made cash contributions to date of $7,625 each and that HotelierCo LLC ("HotelierCo") made cash contributions to date of $41,013. The sum of these contributions total $56,263 and these cash contributions are reflected in the balance sheet as total membership interests as of
         December 31, 2018. Your disclosure notes that the parties above may provide other services or proceeds in the future to justify the granting of 1,000 shares at a $500,000 level but it appears that these activities are not recognized in the financial statements as of
         December 31, 2018. Please revise your dilution calculations in an amended filing such that the results of the calculation reflect the disparity in offering price for new investors as compared to the average cash price paid by the HotelierCo, Mr. Lukas and Mr. Celata through December 31, 2018.
 Nathan Kivi
FirstName May LLC
HCo Cape LastNameNathan Kivi
Comapany2019
March 29, NameHCo Cape May LLC
March 29, 2019 Page 3
Page 3
FirstName LastName



Use of Proceeds, page 41

9. We note your disclosure on page 42, stating "[i]f the Company does not use the full
         proceeds allocation for 'Adjoining Sites   Acquisitions and Closing
Costs' and `Adjoining
         Sites   Renovation Costs' the remaining proceeds will be returned to investors on a pari-
         passu basis." We further note your disclosure stating "[t]he Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company's management" and reserving the right to reallocate proceeds. Please revise to clarify, if true, that the company has no obligation to return proceeds to investors.
Description of Business
The Business Plan, page 43

10. Please revise to more specifically describe how you determined the internal rate of return for the Ewing. In addition, given your lack of operating history, please tell us why you believe this disclosure is appropriate and how you determined that this number has a reasonable basis. Refer to Part II(b) of Form 1-A. We may have further comments.
Capitalization Table, page 49

11. Please revise to disclose the natural person(s) with voting and/or investment control of the shares held by HotelierCo LLC and Valor Hospitality Holdings LLC. Interest of Management and Others in Certain Related-Party Transactions, page 49

12. We note your disclosure that the company will pay HotelierCo LLC a fee equal to "1.5%
         per year of the Company's value." Please describe more fully how you calculate "the
         Company's value."
13. Please revise to disclose the name of each person whose interest in any related-party transaction is described and the amount of the interest. By way of example, we note that you state on page 49 that you will pay fees HotelierCo LLC and Valor Hospitality, both of which are partly owned by your Manager and Chief Financial Officer, Nathan Kivi.
         Additionally, we note your disclosure on page 37 that Valor Hospitality and HotelierCo
         LLC will receive shares in exchange for services. Refer to Item 13(a) of Form 1-A and Instruction 4 thereto.
Securities Being Offered
Distributions, page 53

14. Please revise to clarify throughout that distributions are not assured. Additionally, please revise to explain the meaning of "Cash Flow," "Unpaid 7.5% Priority Return" and
         "Unpaid 10.0% Priority Return" in your offering circular.
 Nathan Kivi
HCo Cape May LLC
March 29, 2019
Page 4
Independent Auditors' Report, page F-4

15. We note your audit opinion does not appear to conform to the format outlined within
         PCAOB Auditing Standards 3101. Please consult with your independent auditors and revise accordingly.
Note 7   Subsequent Events, page F-13

16. There appears to be a typographical error regarding the date you have evaluated subsequent events through, please clarify and/or revise accordingly.


        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Wilson Lee, Staff
Accountant, at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or
Sara von Althann, Staff Attorney, at 202-551-3207 with any other questions.



                                                             Sincerely,
FirstName LastNameNathan Kivi
                                                             Division of
Corporation Finance
Comapany NameHCo Cape May LLC
                                                             Office of Real
Estate and
March 29, 2019 Page 4                                        Commodities
FirstName LastName